FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010

Kinteroni Project

Roberto Díaz

Kinteroni Project Director

Peru E&P BU

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Location

• Department of Cuzco.

• Ucayali-Madre de Dios Basin.

• 50 km from Camisea gas and condensate fields.

Location

Natural Gas Integrated Chain

Coast-Andes-Amazon Challenging Geography

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Block 57 Background

Block 57 Contract

• License Contract signed on September 23th. 2003

• Consortium integrated by:

Repsol (operator) 53.84%

Petrobras 46.16%

• Currently in the fourth exploratory period.

• Exploitation period: 40 years since the license signing date.

Kinteroni Milestones

2012

(2S) First Gas

2010

(Jan.) IDP submitted to Perupetro

2009

(Nov.) Commerciality Declaration

2009

(Jul.) Partner approval and FID

2008 (Jan.) Kinteroni Discovery

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Objectives

• Meet the growing domestic demand for gas.

• First gas production: Second semester 2012.

• Average production: 5 Mm3/d and 8.7 Kbopd.

• Execute the project according to best practices and industry standards.

• Field development strategy based on fast track approach to capitalize synergies with existing processing and transport infrastructure future expansions (Camisea Plants and TGP).

Objectives

Meet the growing domestic demand for gas.

• First gas production: Second semester 2012.

• Average production: 5 Mm3/d and 8.7 Kbopd.

Execute the project according best practices and global standards related to:

HEALTH

ENVIRONMENT

QUALITY

SECURITY

SOCIAL RESPONSIBILITY

SAFETY

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Environmental Issues

Environmental Permits

EIA sd (Drilling & workover)

EIA (Facilities and Flowlines)

Deforestation Permit

Archeology Authorization

Port Authorization

Water Disposal License

Water Consumption License

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

“Community relations plan seeks to reconcile the interests of the communities, authorities, local organizations and Repsol. This plan is a guide to ensure that all activities of this project are executed in the best way “

Community Relations Plan

• Native Community Relationship

• Citizen monitoring and surveillance program

• Compensation Program

• Community Relationship Program

• Local workforce recruitment program

Map of Communities

POYENI

CHENI

TSOROJA

POROTOBANGO

NUEVO MUNDO

SHIVANKORENI

CAMISEA

Direct influence Indirect influence

19 communities fall within Block 57 influence area

Influence blocks: 56, 57, 58

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Geology

Structural Map

Geologic 3D Model

SOUTH KINTERONI

Reserve Upsides

New wells:

• Kinteroni-57-27-2D

• Kinteroni-57-27-3D

Targets:

• Upper & Lower Nia (main objectives)

• Ene & Noi (secondary objectives)

Possibilities for increasing reserves:

• Increase in maximum net thickness.

• Lowering GDT level in Upper Nia, Ene & Noi.

• New net pay areas in Ene & Noi.

• Verification of fault transmissibility (or existence).

• Additional data to update reservoir parameters.

Production Forecast – Dry Gas

Production Forecast—Kinteroni Early Development

NG (dry) Mm3/d NG Cum. (Bm3)

Production Forecast – Liquids

Production Forecast—Kinteroni Early Development

NGL Kbpd NGL Cum. (Mbbl)

Agenda

Video

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Development Plan

Activity

Scope

Information

Biodiversity Projects

Monitoring and Assessment of Biodiversity Program

Agreement with Smithsonian Institution (2010-2013)

3D Seismic

375 km2—3D

Define the southern zone of Kinteroni structure (Segment I and II)

Well Construction

3 Wells 1 location K1X

Production wells:

•2 new wells •Workover of 1 well

Development Plan

Activity	Scope	Information
 Production facilities	Kinteroni & Nuevo Mundo Facilities	Capacity 5 Mm³/d of wet gas
 Production Flowlines	Kinteroni – Nuevo Mundo: L ~ 15 km Nuevo Mundo – Pagoreni A L~ 42.5 km (Camisea) Pagoreni A – Malvinas L~ 22 km	Capacity 5 Mm³/d of wet gas
 Nuevo Mundo compression plant	Max. Power: 12,000 HP (@ starting from ~ 2015)	Capacity 5 Mm³/d of wet gas

25

PERU FIELD TRIP 2010

Development Plan – Project Architecture

REPSOL


South Kinteroni Well Pad
3 wells
Flowline (~15 km, 16")
Nuevo Mundo
Production Facilities + Compression Plant
Bl 57
Operated facilities
Non-Operated facilities
Flowline (~42km, 18")
Shared with Camisea (NM-Pagoreni A)
Flowline (~22km, 16")
Malvinas Plant (Camisea)
New Shared Facilities
Existing TGP's NGLs pipeline (to be expanded)
Existing TGP's Dry Gas pipeline (to be expanded)
Pisco Plant (Camisea)
New Shared Facilities
Diesel
Naphtha
Propane
Butane
Cargo Ship
Truck Loading
City Gate

26

Biodiversity Studies

Agreement with Smithsonian Institution (2010-2013) includes four projects:

• Project 1: Minimize the impacts of pipelines.

• Project 2: Assessing and minimizing impacts of the 3D Seismic.

• Project 3: Regional assessment of species and habitats.

• Project 4: Biodiversity conservation programs.

3D Seismic

Scope

• 750 Km2 Kinteroni area ( 375 Km2 southern area)

• 1,400 workers

• 16,000 acquisition channels

• Execution: 12 months (January-December 2011)

3D Seismic Area

Drilling Plan

Wells location

Drilling Plan

Wells location

Drilling Plan

Wells location

Drilling Plan

Wells location

Kinteroni Wells Construction

Kinteroni 2D Drilling

DRILLING TIME ANALYSIS—KINTERONI 57-29-2

Engineering

• Topography and Geotechnical studies : 100%

• Pipelines Dynamic Simulation Study : 100%

• Facilities Front-end Engineering Design (FEED) : 100%

Kinteroni Well Pad

Kinteroni Well Pad

Nuevo Mundo Civil Works

Kinteroni – Nuevo Mundo

Production Facilities

• Production facilities (manifolds, pipes, slug catcher, isolation valves and flanges, etc.).

• Electrical and communications facilities (shelter, isolated generation system, distribution system, control and communication system, etc.).

Kinteroni

Nuevo Mundo

Typical Production Facilities

Kinteroni Process

Nuevo Mundo Process

PERU FIELD TRIP 2010

Production Flowlines

REPSOL

Integrated Gathering System (Block 57- 56)


Kinteroni 1X
Kinteroni-Nuevo Mundo
16in, ~15 km
100% B57 Ownership
Nuevo Mundo
Mipaya 2
Saniri
Pagoreni W
Nuevo Mundo - Pag. A
(shared flowline)
18in, ~42.5 km
~53% B57 Participation
Pagoreni B
Pagoreni A
Pagoreni / Malvinas
16in, ~22 km
100% B57 Ownership
Malvinas

kinteroni

42

River Transportation Constraints

Urubamba River level (feet)

Agenda

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production Development Plan

Project Milestones Investments

Summary

Kinteroni Project Milestones

January Discovery K1X

July FID

January EIA sd Wells

August Kinteroni Spud Day

4Q EPC2 Award

1Q Approval EIA Facilities

2Q EPC 2 Construction

FIRST GAS

2S 2012

2008 2009

2010

2011

2012

July Partner Approval

November Commercial Declaration

June 30th Pad Kinteroni Finalization

3Q Pipe Awarding

4Q EPC3 Award

2Q EPC 3 Construction

Agenda

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Summary

Gross Investments

MUS$

Subsurface

HSE

Wells

Facilities

G&A

Cost Estimate Classification (AACE) Fcst 10. Class III Investments ( -15%, +20%)

Agenda

Location

Block 57 Background

Objectives

Environmental Issues

Community Relationship

Geology and Estimated Production

Development Plan

Project Milestones

Investments

Summary

Summary

• Kinteroni Development is one of the top-twelve Repsol´s worldwide strategic projects.

• Capitalize synergies with Camisea and TGP infrastructure expansions.

Peru Field Trip September 2010

Kinteroni Project

Roberto Díaz

Kinteroni Project Director

Peru E&P BU

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director